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                                                                 Exhibit (a)(23)

FOR IMMEDIATE RELEASE


                       THE GREAT UNIVERSAL STORES P.L.C.

                           METROMAIL BOARD REAFFIRMS
                         ITS RECOMMENDATION OF GUS'S
                                     OFFER


     London, England March 31, 1998 -- The Great Universal Stores P.L.C. ("GUS") announces today that the Board of Directors of Metromail Corporation ("Metromail") has unanimously reaffirmed its approval and recommendation of GUS's offer of $34.50 per share in cash pursuant to its Merger Agreement with Metromail.

     As a result of the Metromail Board's decision and the expiration on March 28th of the applicable waiting period under the Hart-Scott-Rodino Act with respect to GUS's acquisition of Metromail, the termination rights of the parties under the Merger Agreement and the related Stock Purchase Agreements with R.R. Donnelly, Metromail management and Metromail (which Stock Purchase Agreements entitle GUS to acquire in the aggregate 51% of Metromail shares) have generally expired.

     Separately, it was announced that American Business Information, Inc. ("ABI") has filed with the Delaware Supreme Court an application for acceptance of an appeal of the Delaware Chancery Court's decision to deny ABI's request for a preliminary injunction to enjoin the transactions between GUS and Metromail, seeking a hearing date of April 8, 1998. GUS believes that there is no basis for the Delaware Supreme Court to hear the appeal and will vigorously oppose the application.

     GUS's tender offer for all of the outstanding shares of Metromail is scheduled to expire at 12:00, midnight, New York City time, on Friday, April 10, 1998, unless extended. Any shares not purchased pursuant to the tender offer or the Stock Purchase Agreements will be acquired in a subsequent merger at the same price per share in cash as is paid in the tender offer.